August 18, 2005

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Acceleration of Effectiveness of Registration Statement of
Eliason Funding Corporation on Form SB-2
File Number 333-125542

Ladies and Gentlemen:

Eliason Funding Corporation (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement filed on Form SB-2 (as amended, the “Registration Statement”) to 10:00 a.m., Eastern Time, on August 19, 2005 or as soon thereafter as practicable.

In connection with this filing, the Registrant hereby states the following:

a.	The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

b.	The Registrant acknowledges that neither the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) nor changes to disclosure in response to the Staff’s comments foreclose the SEC from taking any action with respect to the Registration Statement; and

c.	The Registrant represents that it may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Please contact Marcia Y. Lucas at (414) 270-2739 or Geoffrey R. Morgan at (414) 225-2752 with any questions you may have or for any further information you may require. Thank you for your assistance with this Registration Statement.

Sincerely,

/s/    David J. Eliason

ELIASON FUNDING CORPORATION